December 12, 2024

Mao Zhang
Director
Stellars Capital Private I Limited
Level 1901, 2 Queen   s Road Central
Central, Hong Kong, China

       Re: Stellars Capital Private I Limited
           Harvard Apparatus Regenerative Technology, Inc.
           Schedule 13D Filed by Stellars Capital Private I Limited Filed September 26, 2024
           File No. 005-87697
Dear Mao Zhang:

       We have conducted a limited review of the above-captioned filing and have the following comments.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D Filed September 26, 2024
General

1.     We note that the event reported as requiring the filing of the Schedule
13D was
       August 26, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule
       13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired.
       Based on the August 26, 2024 event date, the Schedule 13D submitted on September
       26, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
2. We note that the above-captioned Schedule 13D includes only Stellars Capital Private
       I Limited as a reporting person. We noticed, however, that in addition to signing the
       Schedule 13D, it appears that Mao Zhang also signed the Securities
Purchase
       Agreement described in and filed as an exhibit to the Schedule 13D on behalf
 December 12, 2024
Page 2

       of Stellars Capital Private I Limited. Please advise us, with a view towards revised disclosure, whether Mao Zhang, as Director of Stellars Capital Private I Limited, has
       or shares voting or investment power over the securities held by that entity, and if so, why he has not been included as a reporting person on the Schedule 13D.
        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Nicholas Panos at
202-551-3266.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions